Filed pursuant to Rule 433

Registration No. 333-234283

Lennox International Inc.

Pricing Term Sheet

July 22, 2020

Issuer:	Lennox International Inc.

Title of Securities:	1.350% Senior Notes due 2025 (the “2025 notes”) 1.700% Senior Notes due 2027 (the “2027 notes”)

Guarantors:

Advanced Distributor Products LLC

Allied Air Enterprises LLC

Heatcraft Inc.

Heatcraft Refrigeration Products LLC

Lennox Global LLC

Lennox Industries Inc.

Lennox National Account Services LLC

LGL Australia (US) Inc.

LGL Europe Holding Co.

Lennox Switzerland GmbH

Size:	2025 notes: $300,000,000 2027 notes: $300,000,000

Maturity:	2025 notes: August 1, 2025 2027 notes: August 1, 2027

Coupon (Interest Rate):	2025 notes: 1.350% 2027 notes: 1.700%

Price:	2025 notes: 99.908% of face amount 2027 notes: 99.705% of face amount

Yield to maturity:	2025 notes: 1.369% 2027 notes: 1.745%

Spread to Benchmark Treasury:	2025 notes: +110bps 2027 notes: +130bps

Benchmark Treasury:	2025 notes: 0.250% due June 30, 2025 2027 notes: 0.500% due June 30, 2027

Benchmark Treasury Spot and Yield:	2025 notes: 99-29 / 0.269% 2027 notes: 100-12 / 0.445%

Interest Payment Dates:	2025 notes: February 1 and August 1 commencing February 1, 2021 2027 notes: February 1 and August 1 commencing February 1, 2021

Optional Redemption:

2025 notes: Make-whole call at T+20 bps prior to July 1, 2025 (the date that is one month prior to the final maturity date). Par call on or after July 1, 2025 (the date that is one month prior to the final maturity date)

2027 notes: Make-whole call at T+20 bps prior to June 1, 2027 (the date that is two months prior to the final maturity date). Par call on or after June 1, 2027 (the date that is two months prior to the final maturity date)

Expected Settlement*:	T+6; July 30, 2020

CUSIP/ISIN:	2025 notes: 526107 AE7 / US526107AE75 2027 notes: 526107 AF4 / US526107AF41

Ratings**:	Baa3 (stable) by Moody’s / BBB (stable) by S&P

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. MUFG Securities Americas Inc.

Co-Managers:	PNC Capital Markets LLC Regions Securities LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*

It is expected that delivery of the notes will be made to investors against payment therefor on or about July 30, 2020, which will be the sixth business day following the date hereof (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next business day should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a Registration Statement on Form S-3 (including a base prospectus, dated October 21, 2019, as supplemented by a preliminary prospectus supplement, dated July 22, 2020, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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